January 5, 2021

Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, NE

Washington, DC 20549

Attn:	Rolf Sundwall Mark Brunhofer

Re:	Palomar Holdings Inc. Form 10-K for the Fiscal Year Ended December 31, 2019 Filed February 28, 2020 Form 10-Q for the Period Ended September 30, 2020 Filed November 13, 2020 File No. 001-38873

Ladies and Gentlemen:

This letter responds to the letter of the staff (the “Staff”) of the United States Securities and Exchange Commission, dated December 21, 2020, to Christopher Uchida, Chief Financial Officer and Corporate Secretary, Palomar Holdings Inc. (the “Company”) regarding the Form 10-K for the Fiscal Year Ended December 31, 2019 filed February 28, 2020 (the “10-K”) and the Form 10-Q For the Period Ended September 30, 2020 filed November 13, 2020 (the “10-Q”).

This letter sets forth each comment of the Staff in the comment letter and, following the comment, sets forth the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2019

Notes to Consolidated Financial Statements

Note 8: Reserve for Losses and Loss Adjustment Expenses, page 101

1.	On page 102 you disclose that loss and loss adjustment expense reserve redundancies of $0.2 million in 2019 were related primarily to Texas homeowners' coverage; however, it is apparent that your loss development tables on pages 103 depict $1.1 million of favorable development for your Homeowners' line and $0.9 million unfavorable development for your Special Property lines. Please provide us proposed revised disclosure to be included in your upcoming 2020 Form 10-K that not only highlights this offsetting development but explains the underlying causes of each.

The Company acknowledges the Staff’s comment and respectfully submits that the Company intends to modify its disclosure on page 102 of its upcoming Form 10-K for the fiscal year ended December 31, 2020 as follows (subject to confirmation of final numbers and rationale):

“The foregoing reconciliation shows loss and loss adjustment expense reserve redundancies [deficiencies] of $[xx] million, $0.2 million, and $1.9 million developed in 2020, 2019 and 2018, respectively. During 2020, this [adverse/favorable] development was primarily related to [reason]. During 2019, this favorable reserve development was primarily related to lower than originally anticipated frequency and severity of claims in our homeowners lines of business, offset by higher than originally anticipated frequency and severity of claims in our special property lines of business. During 2018, this favorable reserve development was primarily due to favorable development in our homeowners lines of business due to lower than originally anticipated frequency and severity of claims.”

January 5, 2021

Page Two

Form 10-Q for the Period Ended September 30, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operation

Reconciliation of Non-GAAP Financial Measures

Adjusted Net Income Excluding Catastrophe Losses, page 40

2.	Please represent to us that you will not present your non-GAAP performance measure, adjusted net income excluding catastrophe losses, in your future annual or quarterly reports, earnings releases and/or any other material provided on your website or otherwise. In this regard, we note that you are in the business of writing insurance policies that specifically cover the catastrophe losses you remove in this non-GAAP performance measure and that these claims are normal, recurring cash operating expenses. See question 100.01 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures, updated April 4, 2020. Note that you are not precluded from disclosing the impact of catastrophe losses in, for example, the form of expense and/or combined ratios that exclude catastrophe losses when accompanied by the appropriate expense or combined ratio for catastrophe losses and in the aggregate.

The Company acknowledges the Staff’s comment and submits that the Company will no longer present the non-GAAP measure adjusted net income excluding catastrophe losses in its future annual or quarterly reports, earnings releases, and/or any other material provided on the Company’s website or otherwise.

The Company advises the Staff that the Company intends to continue disclosing the impact of catastrophe losses on the Company’s results, including the disclosure of a catastrophe loss ratio, and an adjusted combined ratio excluding catastrophe losses. The Company believes these measures give its existing and potential investors, financial analysts and other financial statement users valuable insight into its results of operations and trends in the Company’s financial performance without the volatility caused by catastrophe losses.

For all non-GAAP measures, we will continue to provide the corresponding measure using unadjusted GAAP numbers and provide appropriate reconciliation of non-GAAP measures to the most directly comparable GAAP financial measure.

The following table is from our September 30, 2020 Form 10-Q and is included to provide an example of the key financial and operating metrics we intend to provide going forward. These will be the same as historically provided, except for the removal of the line item for adjusted net income excluding catastrophe losses.

January 5, 2021

Page Three

Key Financial and Operating Metrics for three months ended September 30,		2020		2019
Annualized return on equity		(17.0)%		14.6%
Annualized adjusted return on equity (1)		(16.5)%		18.8%
Loss ratio		97.7%		8.8%
Expense ratio		59.4%		64.6%
Combined ratio		157.1%		73.4%
Adjusted combined ratio (1)		155.8%		63.6%
Diluted earnings per share		$(0.62)		$0.31
Diluted adjusted earnings per share (1)		$(0.60)		$0.40
Catastrophe losses		$36,512		$—
Catastrophe loss ratio (1)		86.9%		—%
Adjusted combined ratio excluding catastrophe losses (1)		68.9%		63.6%
~~Adjusted net income excluding catastrophe losses (1) (2)~~	~~$~~	 ~~13,672~~	~~$~~	 ~~9,583~~

(1)- Indicates non-GAAP financial measure

The Company very much appreciates the Staff’s attention to the review of the 10-K and 10-Q. Please do not hesitate to contact Patrick O’Malley at (858) 677-1471 or myself at (619) 567-4542 if you have any questions regarding this letter or the 10-K or 10-Q.

Very truly yours,

/s/ Christopher Uchida

Christopher Uchida

Chief Financial Officer and Corporate Secretary